Exhibit 1

VISTA
ENERGY FOR TOMORROW

2022

1st Quarter Results

Mexico City, April 27, 2022
NYSE: VIST
BMV: VISTA

Vista Results of the First Quarter of 2022

April 27, 2022, Mexico City, Mexico

Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange) reported today financial and operational results for the three-month period ended March 31, 2022.

Q1 2022 highlights:

•

Q1 2022 total production was 43,900 boe/d, a 29% increase compared to Q1 2021. Oil production in Q1 2022 increased 35% y-o-y to 35,638 bbl/d, mainly driven by a solid well performance in Bajada del Palo Oeste.

•

In Q1 2022, production from shale oil wells was 29,661 boe/d, of which 97% corresponds to shale oil wells in Bajada del Palo Oeste. In this quarter, production was boosted by pads #9 and #10, which were tied-in in Q4 2021 and are producing in line with the Company’s type-curve.

•

Revenues in Q1 2022 were 207.9 $MM, 79% above the 115.9 $MM generated in Q1 2021, driven by an increase in oil and gas production and, higher realized prices. In Q1 2022, 33% of oil sales volumes were exported (988.2 Mbbl of oil and 77.1 $MM in revenues).

•	In Q1 2022, the average realized crude oil price was 64.1 $/bbl, a 6% increase compared to the average realized crude oil price of Q4 2021 and a 41% increase compared to Q1 2021.

•

Realized natural gas price for Q1 2022 was 3.0 $/MMBTU, a 48% increase y-o-y, driven by Plan Gas summer prices of 2.7 $/MMBTU and industrial prices 2.7 $/MMBTU. In addition, 10% of the Company’s gas volumes were sold to the export market for a realized price of 5.9 $/MMBTU.

•

Lifting cost in Q1 2022 was 7.8 $/boe, a 3% increase y-o-y, driven by the acquisition of Aguada Federal and Bandurria Norte, and partially offset by incremental production from Bajada del Palo Oeste, which continues to absorb the Company’s fixed cost base. In Q1 2022, lifting cost per boe decreased 3% compared to Q4 2021, driven by the execution of a lifting cost optimization program in Aguada Federal and Bandurria Norte.

•

Adjusted EBITDA for Q1 2022 was 127.1 $MM, an inter-annual increase of 118%, driven by strong revenue growth for stable lifting costs. Adjusted EBITDA margin was 61%, 11 p.p. above the Adjusted EBITDA margin of Q1 2021.

•

In Q1 2022, CAPEX was 80.6 $MM, reflecting the completion and tie-in of two-well pad #11, the Company’s first two wells in Bajada del Palo Este. This pad was tied-in in February, with 46 average completion stages per well and an average lateral length of 2,224 meters per well. Both wells were landed in La Cocina and average peak production was above 2,400 boe/d per well.

•

In Q1 2022, the Company recorded a positive free cash flow of 33.0 $MM (1). Cash flow generated by operating activities was 112.9 $MM, while cash flow used in investing activities, excluding the 90.0 $MM payment to Wintershall for the acquisition of Aguada Federal and Bandurria Norte, was 79.9 $MM. Cash flow used in financing activities totaled 50.1 $MM, mainly driven by the payment of 53 $MM of principal of the Company’s maturities.

•

Adjusted Net Income during Q1 2022 totaled 39.1 $MM, compared to 6.9 $MM during Q1 2021, mainly driven by a higher Adjusted EBITDA and partially offset by current income tax expense. Adjusted EPS was 0.44 $/share in Q1 2022, compared to 0.08 $/share in Q1 2021.

•

The Company is currently executing projects aimed at reducing GHG emissions (scope 1 and 2) intensity by 25% in 2022, compared to 2021. Additionally, Vista is making good progress in the execution of projects that are key to achieving its aspiration to become net zero in scope 1 and 2 GHG emissions in 2026, with carbon offsets from nature-based solutions.

(1)	Free cash flow is calculated as Cash flow generated by operating activities (112.9 $MM) minus Cash flow used in Investing activities (169.9 $MM) and adding back payment to Wintershall (90.0 $MM).

Vista Q1 2022 results

Production

Total average net daily production

	Q1-22	Q4-21	Q1-21	▲ y/y	▲ q/q
Total (boe/d)	43,900	41,064	34,067	29%	7%
Oil (bbl/d)	35,638	32,436	26,436	35%	10%
Natural Gas (MMm3/d)	1.24	1.29	1.14	9%	(4)%
NGL (boe/d)	452	524	435	4%	(14)%

Average daily production during Q1 2022 was 43,900 boe/d, comprised of 35,638 bbl/d of oil, representing 81% of total production, 1.24 MMm3/d of natural gas and 452 boe/d of NGL. Total shale production was 29,661 boe/d, of which 97% corresponds to shale oil wells in Bajada del Palo Oeste.

Q1 2022 Average net daily production by asset

	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (bbl/d)	Total (boe/d)	% Total daily average
Net production per concession		35,638	1.24	452	43,900	100%

Entre Lomas	100%	3,305	0.16	402	4,698	11%
Bajada del Palo Este	100%	416	0.07	41	867	2%
Bajada del Palo Oeste (conventional)	100%	596	0.20	—	1,849	4%
Bajada del Palo Oeste (shale)	100%	24,972	0.60	—	28,746	65%
Agua Amarga	100%	226	0.03	9	395	1%
25 de Mayo-Medanito	100%	2,325	0.03	—	2,503	6%
Jagüel de los Machos	100%	2,363	0.12	—	3,109	7%
Coirón Amargo Norte	84.6%	223	0.00	—	234	1%
Águila Mora	90%	—	0.00	—	—	0%
Acambuco (non-operated)	1.5%	17	0.02	—	148	0%
Aguada Federal	100%	777	0.02	—	915	2%
Bandurria Norte	100%	—	—	—	—	—
CS-01 (México)	100%	419	0.00	—	436	1%

Revenues

Total revenues per product

Revenues per product - in $MM	Q1-22	Q4-21	Q1-21	▲ y/y	▲ q/q
Total	207.9	196.0	115.9	79%	6%
Oil	193.6	182.1	107.2	81%	6%
Export market	77.1	70.5	52.7	46%	9%
Domestic market	116.5	111.5	54.5	114%	4%
Natural Gas	13.0	12.2	7.9	65%	6%
NGL	1.27	1.67	0.82	56%	(24)%

Average Realized Prices

Product	Q1-22	Q4-21	Q1-21	▲ y/y	▲ q/q
Oil ($/bbl)	64.1	60.6	45.5	41%	6%
Natural Gas ($/MMBTU)	3.0	2.7	2.0	48%	11%
NGL ($/tn)	367	407	244	50%	(10)%

During Q1 2022, total revenues were 207.9 $MM, 79% higher than Q1 2021 and 6% higher q-o-q, mostly driven by an increase in crude oil revenues.

Crude oil revenues in Q1 2022 totaled 193.6 $MM, representing 93% of total revenues, a 81% increase compared to Q1 2021, mainly driven by the boost in shale oil production from Bajada del Palo Oeste and higher realized oil prices. During Q1 2022, the Company exported 33% of crude oil sales volumes, while the remaining 67% was sold to domestic refineries in Argentina. Total oil sales volumes during Q1 2022 were 3,019 Mbbl. Average realized oil price was 64.1 $/bbl, 41% above Q1 2021 and 6% above Q4 2021.

Natural gas revenues in Q1 2022 were 13.0 $MM, representing 6% of total revenues. The average realized natural gas price for the quarter was 3.0 $/MMBTU, a 48% increase compared to Q1 2021. Plan Gas represented 69% of total natural gas sales volume, with an average realized price of 2.7 $/MMBTU. Sales to industrial clients represented 21% of natural gas sales volume at an average realized price of 2.7 $/MMBTU. The remaining 10% of natural gas sales volume were exported at an average realized price of 5.9 $/MMBTU.

NGL sales were 1.27 $MM during Q1 2022, representing 1% of total sales. NGL average price was 367 $/tn.

Lifting Cost

	Q1-22	Q4-21	Q1-21	▲ y/y	▲ q/q
Lifting Cost ($MM)	30.8	30.3	23.1	33%	2%
Lifting cost ($/boe)	7.8	8.0	7.5	3%	(3)%

Lifting cost during Q1 2022 was 30.8 $MM, a 33% increase y-o-y. The Company maintained a stable lifting cost q-o-q despite Argentine Peso FX appreciation in real terms.

Lifting cost in Q1 2022 was 7.8 $/boe, a 3% increase y-o-y, driven by the acquisition of Aguada Federal and Bandurria Norte, and partially offset by incremental production from Bajada del Palo Oeste, which continues to absorb the Company’s fixed cost base. In Q1 2022, lifting cost per boe decreased 3% compared to Q4 2021, driven by a lifting cost optimization program in Aguada Federal and Bandurria Norte. The Company has achieved a 58% sequential cost reduction in such blocks, from 2.4 $MM at 50% working interest in Q4 2021, to 2.0 $MM at 100% working interest in Q1 2022.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q1-22	Q4-21	Q1-21	▲ y	▲ q
Net profit for the period	15.5	35.6	4.9	10.7	(20.0)

(+) Income tax expense	27.3	36.2	3.8	23.6	(8.9)
(+) Financial results, net	37.2	10.3	4.6	32.6	26.8

Operating profit	80.0	82.0	13.2	66.8	(2.0)

(+) Depreciation, depletion and amortization	46.8	46.9	44.7	2.1	(0.1)
(+) Restructuring and Reorganization expenses and others	0.3	1.6	0.4	(0.1)	(1.3)
(+) Impairment of long-lived assets	—	(14.0)	—	0.0	14.0

Adjusted EBITDA(1)	127.1	116.5	58.3	68.8	10.6

Adjusted EBITDA Margin (%)(2)	61%	59%	50%	+11p.p.	+2p.p.

(1)

Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments.

(2)	Change expressed as a difference in percentage points.

Adjusted EBITDA was 127.1 $MM in Q1 2022, a 118% increase compared to Q1 2021. Adjusted EBITDA was boosted by higher revenues amid stable lifting cost. Adjusted EBITDA improved 9% q-o-q, even though Q4 2021 included 4.5 $MM of operating income generated by the JV with Trafigura. Adjusted EBITDA margin was 61%, improving 11 p.p. vis-à-vis Q1 2021.

Adjusted Net Income

Adjusted Net Income
reconciliation - in $MM	Q1-22	Q4-21	Q1-21	▲ y	▲ q
Net Profit	15.5	35.6	4.9	10.7	(20.0)

Adjustments:
(+) Deferred Income tax	0.8	21.0	2.0	(1.3)	(20.3)
(+) Changes in the fair value of Warrants	22.8	(7.1)	0.1	22.7	29.9
(+) Impairment	0.0	(14.0)	0.0	0.0	14.0
Adjustments to Net Income	23.5	(0.1)	2.1	21.4	23.7

Adjusted Net Income	39.1	35.4	6.9	32.1	3.6

Adjusted EPS ($/share) (3)	0.44	0.40	0.08	0.36	0.04

Adjusted Net Income (1) in Q1 2022 was 39.1 $MM, compared to 6.9 $MM in Q1 2021. The y-o-y change was primarily driven by higher Adjusted EBITDA

(127.1 $MM in Q1 2022 compared to 58.3 $MM in Q1 2021), mainly offset by (a) Income tax expense (net of deferred income tax) of 26.6 $MM in Q1 2022 compared to 1.7 $MM in Q1 2021, (b) Depreciation, depletion and amortization for 46.8 $MM in Q1 2022 compared to 44.7 $MM in Q1 2021, and (c) Financial results (net of changes in the fair value of the warrants) for a total loss of 14.4 $MM in Q1 2022, compared to a loss of 4.5 $MM in Q1 2021 (2).

Adjusted EPS (3) was 0.44 $/share in Q1 2022, compared to 0.40 $/share in Q4 2021 and an 0.08 $/share in Q1 2021.

(1)

The Company has defined Adjusted Net Income as net income plus deferred income taxes, changes in fair value of warrants and impairment loss/recoveries. Deferred income taxes was excluded as it relates to recognition of temporary differences between the tax bases of assets and liabilities and the carrying amounts in the financial statement using the liability method. Changes in the fair value of warrants was excluded because it corresponds to an adjustment valuation of financial liabilities assumed by the Company, likewise impairment (recovery) of long-lived assets was excluded from the determination of the Company’s adjusted net income because it corresponds to an adjustment to the valuation of the Company’s long-lived assets. The Company’s management believes that excluding such items will allow investors to facilitate the comparison performance from period to period by removing these identified non-cash items that are mainly driven by external factors and that affect (benefit) the Company’s net income. Please refer to Annex “Historical Adjusted Net Income / Loss” for further historical information.

(2)	In Q1 2022, Financial results, net were (37.2) $MM, minus Changes in the fair value of Warrants of (22.8) $MM, result in (14.4) $MM.
(3)

Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q1 2022, Q4 2021 and Q1 2021 were 88,813,607, 88,473,206 and 87,870,909, respectively.

Capex

Capex during Q1 2022 was 80.6 $MM. The Company invested 49.8 $MM in drilling and completion of Vaca Muerta wells, 4.9 $MM in drilling, completion and workover of wells in conventional assets, 19.4 $MM in development facilities, and 6.5 $MM in G&G studies, IT projects, and other infrastructure.

Financial overview

During Q1 2022, Vista maintained a solid balance sheet, with a cash position at the end of the quarter of 207.9 $MM. Cash flow generated by operating activities was 112.9 $MM, a 208% increase y-o-y. In addition, cash flow used in investing activities, excluding the 90.0 $MM payment to Wintershall for the acquisition of Aguada Federal and Bandurria Norte, was 79.9 $MM. This resulted in a positive free cash flow of 33.0 $MM for the quarter (1).

In Q1 2022, cash flow used in financing activities totaled 50.1 $MM (2), driven by the payment of 45.0 $MM of principal of Vista’s syndicated loan, 8.0 $MM of Vista’s bond series IV, 15.2 $MM of interest and 6.9 $MM of other minor items; and partially offset by proceeds from borrowings under the credit agreement with ConocoPhillips for 25.0 $MM.

Gross debt totaled 576.2 $MM as of quarter end, resulting in a net debt of 368.3 $MM. At the end of Q1 2022, net leverage ratio decreased to 0.8x Adj. EBTIDA from 3.0x Adj. EBITDA at the end of Q1 2021.

(1)	Free cash flow is calculated as Cash flow generated by operating activities (112.9 $MM) minus Cash flow used in Investing activities (169.9 $MM) and adding back payment to Wintershall (90.0 $MM).
(2)

Cash flow generated by financing activities is the sum of: (i) cash flow generated by financing activities for (47.8) $MM; (ii) effects of exchange rate changes on the balance of cash held in foreign currencies for (2.0) $MM; and (iii) the variation in Government bonds for (0.2) $MM.

Outstanding bonds

Instrument	Issuer	Issue date	Maturity	Gross proceeds ($MM)	Type	Interest rate (%)	Currency	Market
ON class II	Vista Energy Argentina S.A.U.	08/07/19	08/07/22	50	Bullet at maturity	8.50%	USD	BCBA Argentina
ON class III	Vista Energy Argentina S.A.U.	02/21/20	02/21/24	50	Bullet at maturity	3.50%	USD	BCBA Argentina
ON class V (1)	Vista Energy Argentina S.A.U.	08/07/20	08/07/23	30	Bullet at maturity	Zero coupon	ARS in USD-linked	BCBA Argentina
ON class VI	Vista Energy Argentina S.A.U.	12/04/20	12/04/24	10	Bullet at maturity	3.24%	ARS in USD-linked	BCBA Argentina
ON class VII	Vista Energy Argentina S.A.U.	03/10/21	03/10/24	42.4	Bullet at maturity	4.25%	ARS in USD-linked	BCBA Argentina
ON class VIII (2)	Vista Energy Argentina S.A.U.	03/10/21	09/10/24	33.5	Bullet at maturity	2.73%	ARS	BCBA Argentina
ON class IX	Vista Energy Argentina S.A.U.	06/18/21	06/18/23	38.8	Bullet at maturity	4.00%	ARS in USD-linked	BCBA Argentina
ON class X (3)	Vista Energy Argentina S.A.U.	06/18/21	03/18/25	32.6	Bullet at maturity	4.00%	ARS	BCBA Argentina
ON class XI	Vista Energy Argentina S.A.U.	08/27/21	08/27/25	9.2	Bullet at maturity	3.48%	ARS in USD-linked	BCBA Argentina
ON class XII	Vista Energy Argentina S.A.U.	08/27/21	08/27/31	100.8	Amortizing (4)	5.85%	ARS in USD-linked	BCBA Argentina

(1)	20 $MM were issued on August 7, 2020, at a price of $ 1.0000, while the remaining 10 $MM were issued on December 4, 2020, at a price of $ 0.9685.
(2)

7.2 $MM were issued on March 10, 2021, equivalent to 9,323,430 UVA at a price of 1.0000 Argentine Pesos per UVA, and 26.3 $MM were issued on March 26, 2021, equivalent to 33,966,570 UVA at a price of 0.9923 Argentine Pesos per UVA.

(3)	32.6 $MM were issued on June 18, 2021, equivalent to 39,093,997 UVA at a price of 1.0000 Argentine Pesos per UVA.
(4)	Series XII to be repaid in 15 semi-annual installments, with a 3-year grace period.

Environmental, Social and Governance (ESG)

The Company is currently executing projects to reduce GHG emissions (scope 1 and 2) intensity by 25% in 2022, compared to 2021. Additionally, Vista is making good progress in the execution of projects that are key to achieving its aspiration to become net zero in scope 1 and 2 GHG emissions in 2026, with carbon offsets from nature-based solutions (NBS).

The 2021 Sustainability Report is scheduled to be published in May 2022. Such report will include disclosure aligned with the Task Force on Climate-related Financial Disclosures (TCFD), in addition to Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB). The Company believes TCFD reporting will add transparency regarding its governance, strategy and risks related to climate change.

Vista Energy S.A.B. de C.V.

Historical operational data

Average daily production by concession, totals and by product

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Total production by field (boe/d)	43,900	41,064	40,267	39,888	34,067

Entre Lomas	4,698	5,214	5,839	5,014	4,846
Bajada del Palo Este	867	967	897	876	885
Bajada del Palo Oeste (conventional)	1,849	2,115	2,610	2,244	2,546
Bajada del Palo Oeste (shale)	28,746	25,262	24,103	24,662	18,794
Agua Amarga (Jarilla Quemada, Charco del Palenque)	395	458	439	458	486
25 de Mayo-Medanito	2,503	2,540	2,599	2,769	2,591
Jagüel de los Machos	3,109	3,151	3,065	3,098	3,144
Coirón Amargo Norte	234	232	271	288	265
Águila Mora	0	0	0	0.0	0
Acambuco	148	151	152	157	163
Coirón Amargo Sur Oeste (1)	0	0	0	0	72
Aguada Federal	915	436	0
CS-01	436	538	269	155	100
A-10	0	0	17	151	168
TM-01	0	0	5	17	6

Crude oil production by field (boe/d)(2)	35,638	32,436	30,954	31,539	26,436

Entre Lomas	3,305	3,448	3,605	3,361	3,315
Bajada del Palo Este	416	437	429	419	385
Bajada del Palo Oeste (conventional)	596	620	579	642	672
Bajada del Palo Oeste (shale)	24,972	21,756	20,890	21,553	16,613
Agua Amarga (Jarilla Quemada, Charco del Palenque)	226	243	228	254	249
25 de Mayo-Medanito	2,325	2,372	2,345	2,492	2,432
Jagüel de los Machos	2,363	2,400	2,328	2,346	2,318
Coirón Amargo Norte	223	231	268	283	261
Águila Mora	0	0	0.0	0	0
Acambuco	17	17	17	18	22
Coirón Amargo Sur Oeste (1)	0	0	0	0	67
Aguada Federal	777	391	0
CS-01	419	523	260	153	98
A-10	0	0	0	0	0
TM-01	0	0	5	17	6

Natural Gas production by field (boe/d)(3)	7,811	8,103	8,793	7,930	7,196

Entre Lomas	991	1,313	1,766	1,288	1,166
Bajada del Palo Este	410	471	424	412	442
Bajada del Palo Oeste (conventional)	1,253	1,496	2,031	1,601	1,874
Bajada del Palo Oeste (shale)	3,774	3,506	3,213	3,109	2,181
Agua Amarga (Jarilla Quemada, Charco del Palenque)	161	203	204	194	225
25 de Mayo-Medanito	177	168	254	277	159
Jagüel de los Machos	746	751	737	752	826
Coirón Amargo Norte	11	1	3	4	4
Águila Mora	0	0	0	0	0
Acambuco	132	134	135	140	141

Coirón Amargo Sur Oeste (1)	0	0	0	0	6
Aguada Federal	139	45	0
CS-01	17	15	9	3	2
A-10	0	0	17	151	168
TM-01	0	0	0	0	0

NGL production by field (boe/d)	452	524	519	419	435

Entre Lomas	402	454	467	365	366
Bajada del Palo Este	41	59	45	45	57
Bajada del Palo Oeste (conventional)	0	0	0	0	0
Bajada del Palo Oeste (shale)	0	0	0	0	0
Agua Amarga (Jarilla Quemada, Charco del Palenque)	9	12	7	9	12

Notes:

(1)	Acambuco includes condensate.
(2)	Excludes natural gas consumption, flared or reinjected natural gas.

Oil and Gas concessions	WI (%)	Operated / Non-Operated	Target	Basin	Country
Entre Lomas Neuquén	100%	Operated	Conventional	Neuquina	Argentina
Entre Lomas Río Negro	100%	Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste	100%	Operated	Shale / Conventional	Neuquina	Argentina
Bajada del Palo Este	100%	Operated	Shale / Conventional	Neuquina	Argentina
Agua Amarga	100%	Operated	Conventional	Neuquina	Argentina
25 de Mayo-Medanito	100%	Operated	Conventional	Neuquina	Argentina
Jagüel de los Machos	100%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Norte	84.6%	Operated	Conventional	Neuquina	Argentina
Águila Mora	90%	Operated	Shale	Neuquina	Argentina
Aguada Federal	100%	Operated	Shale	Neuquina	Argentina
Bandurria Norte	100%	Operated	Shale	Neuquina	Argentina
Acambuco	1.5%	Non-operated	Conventional	Noroeste	Argentina
CS-01	100%	Operated	Conventional	Del Sureste	México

Vista Energy S.A.B. de C.V.

Historical Oil sales export volumes

(Amounts expressed in thousand barrels)

Oil sales volumes - in Mbbl	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20
Exports (Mbbl)	988.2	995.6	498.1	472.0	1088.7	300.4	1382.0	1108.2	—
Exports ($MM)	77.1	70.5	32.2	26.8	52.7	11.8	55.0	28.1	—

Vista Energy S.A.B. de C.V.

Vaca Muerta operational data

Shale oil wells detail

Bajada del Palo Oeste

Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages

2013	#1	Organic	2,483	33
2014	#1	La Cocina	2,633	35
2015	#1	Organic	2,558	34
2016	#1	La Cocina	2,483	34
2029	#2	Organic	2,189	37
2030	#2	La Cocina	2,248	38
2032	#2	Organic	2,047	35
2033	#2	La Cocina	1,984	33
2061	#3	La Cocina	2,723	46
2062	#3	Organic	2,624	44
2063	#3	La Cocina	3,025	51
2064	#3	Organic	1,427	36
2025	#4	Lower Carbonate	2,186	26
2026	#4	La Cocina	2,177	44
2027	#4	Lower Carbonate	2,551	31
2028	#4	La Cocina	2,554	51
2501	#5	La Cocina	2,538	52
2502	#5	Organic	2,436	50
2503	#5	La Cocina	2,468	50
2504	#5	Organic	2,332	44
2391	#6	La Cocina	2,715	56
2392	#6	Organic	2,804	54
2393	#6	La Cocina	2,732	56
2394	#6	Organic	2,739	57
2261	#7	La Cocina	2,710	46
2262	#7	Organic	2,581	45
2263	#7	La Cocina	2,609	45
2264	#7	Organic	2,604	46
2211	#8	Organic	2,596	53
2212	#8	La Cocina	2,576	53
2213	#8	Organic	2,608	54
2214	#8	La Cocina	2,662	54
2351	#9	La Cocina	3,115	63
2352	#9	Organic	3,218	62
2353	#9	La Cocina	3,171	61
2354	#9	Organic	2,808	56
2441	#10	La Cocina	3,094	63
2442	#10	Organic	2,883	50
2443	#10	La Cocina	2,816	57
2444	#10	Organic	2,625	45

Bajada del Palo Este

Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages

2101	#11	La Cocina	2,372	49
2103	#11	La Cocina	2,081	43

Aguada Federal

Well name	Landing zone	Lateral length (mts)	Total frac stages
WIN.Nq.AF-3(h)	Lower Orgánico/Regresivo	1,000	10
WIN.Nq.AF-4(h)	Upper Carbonate	1,000	10
WIN.Nq.AF-5(h)	La Cocina	2,500	35
WIN.Nq.AF-6(h)	La Cocina/Regresivo	2,500	35
WIN.Nq.AF-7(h)	Upper Carbonate	1,028	10
WIN.Nq.AF-9(h)	Upper Carbonate	1,000	10

Bandurria Norte

Well name	Landing zone	Lateral length (mts)	Total frac stages
WIN.Nq.BN-3(h)	Lower Orgánico/Regresivo	1,000	10
WIN.Nq.BN-2(h)	Upper Carbonate	1,000	10
WIN.Nq.BN-1(h)	La Cocina	2,500	35
YPF.Nq.LCav.x-11(h)	La Cocina/Regresivo	2,500	35

Vista Energy S.A.B. de C.V.

Key results

(Amounts expressed in thousand U.S. dollars)

Key Results - in $M	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21
Total Revenues	207,920	196,004	175,005	165,277	115,901
Oil	193,629	182,088	153,908	149,862	107,202
Natural Gas	13,020	12,244	19,687	14,486	7,884
NGL and others	1,271	1,672	1,410	929	815

Cost of Sales	(104,183)	(104,417)	(97,845)	(97,464)	(85,856)

Operating costs	(30,839)	(30,311)	(27,204)	(26,468)	(23,140)
Stock fluctuation	2,655	(1,362)	1,797	1,760	(3,100)
Depreciation, depletion and amortization	(46,822)	(46,886)	(48,681)	(51,016)	(44,730)
Royalties	(29,177)	(25,858)	(23,757)	(21,740)	(14,886)

Gross profit	103,737	91,587	77,160	67,813	30,045

Selling expenses	(12,566)	(11,865)	(12,481)	(10,990)	(7,412)
General and administrative expenses	(12,463)	(14,764)	(11,173)	(11,070)	(8,851)
Exploration expenses	(205)	(124)	(153)	(125)	(159)
Other operating income	2,765	5,477	11,294	5,865	649
Other operating expenses	(1,260)	(2,317)	(554)	(294)	(1,049)
Impairment of long-lived assets	—	14,044	—	—	—

Operating profit	80,008	82,038	64,093	51,199	13,223

Interest income	16	23	34	4	4
Interest expense	(8,232)	(9,330)	(12,173)	(11,759)	(17,398)
Other financial results	(28,949)	(1,013)	(11,931)	(7,036)	12,787

Financial results, net	(37,165)	(10,320)	(24,070)	(18,791)	(4,607)

Profit before income tax	42,843	71,718	40,023	32,408	8,616

Current income tax (expense)	(26,559)	(15,162)	(29,285)	(16,224)	(1,748)
Deferred income tax (expense)	(750)	(21,001)	(6,005)	(10,679)	(2,010)

Income tax (expense)	(27,309)	(36,163)	(35,290)	(26,903)	(3,758)

Profit for the period, net	15,534	35,555	4,733	5,505	4,858

Adjusted EBITDA Reconciliation ($M)	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21
Net profit for the period	15,534	35,555	4,733	5,505	4,858

(+) Income tax	27,309	36,163	35,290	26,903	3,758
Profit before income tax
(+) Financial results, net	37,165	10,320	24,070	18,791	4,607

Operating profit (loss)	80,008	82,038	64,093	51,199	13,223

(+) Depreciation, depletion and amortization	46,822	46,886	48,681	51,016	44,730
(+) Restructuring and Reorganization expenses and others	272	1,619	(9,849)	128	387
(+) Impairment of long-lived assets	—	(14,044)	—	—	—

Adjusted EBITDA	127,102	116,497	102,925	102,343	58,340

Adjusted EBITDA Margin (%)	61%	59%	59%	62%	50%

	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21
Lifting Cost ($MM)	30.8	30.3	27.2	26.5	23.1
Lifting cost ($/boe)	7.8	8.0	7.3	7.3	7.5

Vista Energy S.A.B. de C.V.

Historical Adjusted Net Income / Loss

(Amounts expressed in thousand U.S. dollars)

Adj. Net Income - in $MM	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20	Q4-19	Q3-19	Q2-19	Q1-19	Q4-18	Q3-18	Q2-18	Q1-18
Net Profit/Loss	15,534	35,555	4,732	5,505	4,858	(13,812)	(28,402)	(39,203)	(21,332)	(44,249)	21,502	3,702	(13,678)	42,379	(27,887)	(40,876)	(3,466)

Adjustments:
(+) Deferred Income tax	750	21,001	6,005	10,679	2,010	(17,410)	(5,490)	8,032	4,571	14,324	(911)	(1,703)	2,636	(18,224)	14,915	15,291	(7)
(+) Changes in the fair value of Warrants	22,777	(7,096)	7,927	1,283	69	107	(1,765)	(4,071)	(10,769)	14,278	(33,145)	(4,057)	16,084	5,787	3,073	—	—
(+) Impairment of long-lived assets		(14,044)				9,484	4,954
Adjustments to Net Income/Loss	23,527	(139)	13,932	11,962	2,079	(7,819)	(2,301)	3,961	(6,198)	28,602	(34,056)	(5,760)	18,720	(12,437)	17,988	15,291	(7)

Adjusted Net Income/Loss	39,061	35,416	18,664	17,467	6,937	(21,631)	(30,703)	(35,242)	(27,530)	(15,647)	(12,554)	(2,058)	5,042	29,942	(9,899)	(25,585)	(3,473)

Vista Energy S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of March 31, 2022	As of December 31, 2021
Property, plant and equipment	1,326,731	1,223,982
Goodwill	28,416	28,416
Other intangible assets	4,049	3,878
Right-of-use assets	27,847	26,454
Investments in associates	3,747	2,977
Trade and other receivables	19,025	20,210
Deferred income tax assets	4,029	2,771
Total noncurrent assets	1,413,844	1,308,688
Inventories	18,262	13,961
Trade and other receivables	48,947	46,096
Cash, bank balances and other short-term investments	207,889	315,013
Total current assets	275,098	375,070

Total assets	1,688,942	1,683,758

Deferred income tax liabilities	177,382	175,420
Lease liabilities	18,569	19,408
Provisions	27,879	29,657
Borrowings	430,744	447,751
Warrants	25,321	2,544
Employee benefits	7,998	7,822
Trade and other payables	22,857	50,159
Total noncurrent liabilities	710,750	732,761
Provisions	2,895	2,880
Lease liabilities	9,762	7,666
Borrowings	145,487	163,222
Salaries and payroll taxes	8,842	17,491
Income tax liability	68,156	44,625
Other taxes and royalties	14,985	11,372
Trade and other payables	147,583	138,482
Total current liabilities	397,710	385,738

Total liabilities	1,108,460	1,118,499

Total Equity	580,482	565,259

Total equity and liabilities	1,688,942	1,683,758

Vista Energy S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from January 1, to March 31, 2022	For the period from January 1st to March 31, 2021
Revenue from contracts with customers	207,920	115,901
Revenues from crude oil sales	193,629	107,202
Revenues from natural gas sales	13,020	7,884
Revenues from LPG sales	1,271	815
Cost of sales	(104,183)	(85,856)
Operating costs	(30,839)	(23,140)
Crude oil stock fluctuation	2,655	(3,100)
Depreciation, depletion and amortization	(46,822)	(44,730)
Royalties	(29,177)	(14,886)

Gross profit	103,737	30,045

Selling expenses	(12,566)	(7,412)
General and administrative expenses	(12,463)	(8,851)
Exploration expenses	(205)	(159)
Other operating income	2,765	649
Other operating expenses	(1,260)	(1,049)

Operating profit	80,008	13,223

Interest income	16	4
Interest expense	(8,232)	(16,758)
Other financial results	(28,949)	12,147

Financial results, net	(37,165)	(4,607)

Profit before income tax	42,843	8,616

Current income tax (expense)	(26,559)	(1,748)
Deferred income tax (expense)	(750)	(2,010)

Income tax (expense)	(27,309)	(3,758)

Profit for the period, net	15,534	4,858

Other comprehensive income	(84)	(73)

Total comprehensive profit for the period	15,450	4,785

Vista Energy S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from January 1, to March 31, 2022	For the period from January 1 to March 31, 2021
Cash flows from operating activities
Profit for the period, net	15,534	4,858

Adjustments to reconcile net cash flows
Items related to operating activities:
(Reversal) of the expected credit loss	(36)	—
Net changes in foreign exchange rate	(6,696)	(7,404)
Discount for well plugging and abandonment	652	561
Net increase in provisions	988	662
Interest expense on lease liabilities	547	300
Discount of assets and liabilities at present value	681	(3,105)
Share-based payments	2,341	3,014
Employee benefits	104	43
Income tax expense	27,309	3,758

Items related to investing activities:
Depreciation and depletion	46,066	43,944
Amortization of intangible assets	756	786
Interest income	(16)	(4)
Changes in the fair value of financial assets	581	(7,074)

Items related to financing activities:
Interest expense	8,232	16,758
Changes in the fair value of Warrants	22,777	69
Amortized cost	533	2,218
Remeasurements in borrowings	8,679	640

Changes in working capital:
Trade and other receivables	(4,818)	(30,343)
Inventories	(2,655)	3,105
Trade and other payables	2,551	7,736
Payments of employee benefits	(57)	(212)
Salaries and payroll taxes	(11,031)	(5,722)
Other taxes and royalties	3,731	3,273
Provisions	(741)	(114)
Income tax payment	(3,147)	(1,146)

Net cash flows provided by operating activities	112,865	36,601

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment	(78,190)	(79,856)
Payments for acquisitions of other intangible assets	(927)	(111)
Payments for acquisitions of investments in associates	(770)	—
Payments for the acquisition of AFBN assets	(90,000)	—
Interest received	16	4

Net cash flows (used in) investing activities	(169,871)	(79,963)

Cash flows from financing activities:
Proceeds from borrowings	32,670	121,444
Payment of borrowings cost	(54)	(1,964)
Payment of borrowings principal	(62,552)	(98,937)
Payment of borrowings interest	(15,213)	(19,558)
Payment of lease	(2,676)	(1,852)

Net cash flow (used in) financing activities	(47,825)	(867)

	For the period from January 1, to March 31, 2022	For the period from January 1 to March 31, 2021
Net (decrease) in cash and cash equivalents	(104,831)	(44,229)

Cash and cash equivalents at beginning of period	311,217	201,314
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents	(2,014)	6,152
Net (decrease) in cash and cash equivalents	(104,831)	(44,229)

Cash and cash equivalents at end of period	204,372	163,237

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals due to rounding up

•	Conversion metrics

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	▲ q: Represents the variation in million USD Dollars quarter on quarter

•	▲ y: Represents the variation in million USD Dollars year on year

•	$MM: Million US Dollars

•	$M: Thousand US Dollars

•	$/bbl: US Dollars per barrel of oil

•	$/boe: US Dollars per barrel of oil equivalent

•	$/MMBTU: US Dollars per million British thermal unit

•	$/ton: US Dollars per metric ton

•

Adj. EBITDA / Adjusted EBITDA: Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments

•	Adjusted EBITDA margin: Adjusted EBITDA divided by total revenues

•	Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares

•	Adjusted Net Income/Loss: Net profit /loss for the period + Deferred Income Tax + Changes in the fair value of the warrants + Impairment of long-lived assets

•	boe: barrels of oil equivalent (see conversion metrics above)

•	boe/d: Barrels of oil equivalent per day

•	bbl/d: Barrels of oil per day

•	CNG: Compressed natural gas

•	ESG: Environmental, Social and Governance

•	GHG: Greenhouse gases

•	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow

•	Mts: meters

•

Lifting cost: Includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, depletion and amortization, royalties, direct taxes, commercial, exploration and G&A costs.

•	MMboe: Million barrels of oil equivalent

•	MMm3/d: Million cubic meters per day

Plan Gas: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume over a total of 67.4 MMm3/d at an average annual price of 3.29 $/MMBTU for a four-year term as of January 1, 2021

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year

•	q-o-q: Quarter on quarter

•	UVA: Acquisitive value units

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaenergy.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel of distribution of material information.

Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

ir@vistaenergy.com

Phone in Argentina: +54.11.3754.8500

Phone in Mexico: +52.55.4166.9000